Exhibit 99.9

June 19, 2023

VIA EMAIL

Latham & Watkins (London) LLP

99 Bishopsgate

London EC2M 3XF

Robbie.McLaren@lw.com

Attn: Robbie McLaren, Esq.

Dear Mr. McLaren:

Enclosed is a copy of our letter to Abcam plc (the “Company”) on behalf of Dr. Jonathan Milner (the “Client”) which is a second request pursuant to Section 116 and 118 of the Companies Act of 2006 (the “Act”) for the Company to deliver equity holder records.

We expect and require that the Company provide a fulsome response to this request, unlike the Company’s response to our Client’s prior request. On May 23, 2023 the Company provided only a member list, which includes only about 2% of the Company’s equity holders other than Dr. Milner. The enclosed request seeks information as well about the great majority of the Company’s other holders. We understand that, since the May 23 disclosure, the Company requested and received from Broadridge a list of non-objecting beneficial owners of the Company (the “NOBO List”). We expect the Company will provide both an updated member list and the most recent NOBO List in its possession now, among any other responsive materials held by the Company.

Prompt delivery of the NOBO List is imperative as a matter of good corporate governance. The July 12, 2023 general meeting is imminent, and our Client is engaged in proper solicitation activity in connection with it. By withholding the NOBO List the Company has created an uneven playing field in which it has far more information about how to contact and solicit equity holders than our Client, frustrating his ability to get his message to shareholders as effectively as the Company and consequently frustrating the rights of shareholders who want to receive our Client’s information. This is especially inappropriate treatment of non-objecting beneficial owners, who by definition have said they consent to release of their contact information precisely so that they can receive information of this kind. They have invited contact by our Client, and yet the Company is doing everything it can – including violation of its duties under the Act – to prevent that from happening. The Company’s withholding of the NOBO list is another in a series of indefensible Company actions that have no legitimate business purpose, employed solely to frustrate shareholder franchise rights and entrench the current Board.

Richard M. Brand Tel +1 212 504-5757 Fax +1 212 504-6666 richard.brand@cwt.com

Latham & Watkins (London) LLP

June 19, 2023

Because of the limited time remaining before the general meeting, we ask that you cause the Company to deliver the NOBO List and to respond otherwise to the enclosed letter by Wednesday, June 21, 2023.

Very truly yours,

/s/ Richard Brand
Richard M. Brand

cc: Marc Perkins, Esq., General Counsel, Abcam plc